Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086
Tel.:  (716) 684-8060

March 26, 2013

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:  Rufus Decker, Accounting Branch Chief

Re:	Ecology and Environment, Inc.
Form 10-K for the Year Ended July 31, 2012
Filed November 14, 2012
Response Letter Dated March 12, 2013
File No. 1-9065

Dear Mr. Decker:

Following is Ecology and Environment, Inc.'s (the "Company") response to your comment letter dated March 18, 2013.

Form 10-K for the Year Ended July 31, 2012

Item 11 – Executive Compensation, page 48

General

1.	We note your response to comment 17 of our letter dated February 19, 2013. Your disclosure states that Mr. Neumaier served as President until 2008, and does not indicate any continued employment relationship. We also note your statement on page 13 of your Form 10-K, which refers to the stock ownership of "[t]he current senior officers of the Company along with Gerhard J. Neumaier." This disclosure implies that Mr. Neumaier is not a named executive officer of the company. Please elaborate as to the form of Mr. Neumaier's employment, whether he is an executive officer, what his responsibilities consist of, and the rationale for his inclusion in the Summary Compensation Table.

Mr. Gerhard J. Neumaier is currently both an employee of the Company (employed without a contract of employment) and the Chairman of its Board of Directors.  As stated in Item 10 of the Company's fiscal year 2012 Annual Report on Form 10-K (the 2012 Form 10-K), Mr. Neumaier served as the Company's President until 2008.  Since 2008, he continues to be actively involved, on a full-time basis, in strategic and policy-making functions, with a particular focus on the Company's international business.  Under Mr. Neumaier's guidance and direction, the Company's international revenues have grown from $43.0 million (30% of total revenues) in fiscal year 2010 to $54.1 million (37% of total revenues) in fiscal year 2011 and $56.9 million (37% of total revenues) in fiscal year 2012.  Please refer to Note 16, Segment Reporting, of the Company's Financial Statements in Item 8 of the 2012 Form 10-K as the source of these revenue amounts.

Mr. Neumaier is a "named executive officer" in the Summary Compensation Table under the "officer" definition of Rule 16a-1(f).  In addition, Mr. Neumaier meets the definition of "named executive officer" set forth in Item 402(m)(2)(iii) (Smaller Reporting Companies) of Regulation S-K.

If you have any questions or need further clarification on this response, please contact Peter Sorci at 716-684-8060.

Sincerely,

/s/ H. John Mye III
H. John Mye III
Vice President
Principal Financial and Accounting Officer